



Oscar de Vries · 2nd

Founder at OSCAR Razor

Sydney, New South Wales, Australia · 500+ connections ·

Contact info

oscarrazor.com

Erasmus Universiteit Rotterdam

Experience

Founder
oscarrazor.com
Nov 2014 – Present · 5 yrs 4 mos
Sydney, Los Angeles

Direct-to-consumer (DTC)business, delivering high-quality razors and complementary skincare products direct to customers.

Owner
Portland Marketing (International) P/L
2003 – Sep 2018 · 15 yrs
Sydney

FMCG - mens skincare products through national retailers - Woolworths, Coles, Priceline, Shaver Shop and pharmacies

Publisher
F1 Racing magazine
Apr 1997 – Oct 2003 · 6 yrs 7 mos
Sydney, Australia

Owner
PORTLAND MARKETING (INTERNATIONAL) LIMITED
1990 – 2003 · 13 yrs
Henley-on-Thames

Automotive products sold via mail order advertising in national newspapers and magazines, the 20th Century version of E-commerce.

Education

Erasmus Universiteit Rotterdam
Economics
1980 – 1983

Skills & Endorsements

Marketing Strategy · 4

Glen Carlson and 3 connections have given endorsements for this skill

Marketing · 3

Dan Liszka and 2 connections have given endorsements for this skill

Business Strategy · 3

Dan Liszka and 2 connections have given endorsements for this skill

Show more ⌄

Recommendations

Received (0)   Given (2)

Tom W D.

Outsourced Govt Services

May 25, 2011, Oscar was a client of Tom W'S

Top guy, very knowledgeable and keep telling him he should be hosting his own show at 2GB or 2UE. Take the plunge Tom!



Herbert Appleroth

Chief Executive Officer – Ferrari Australasia

January 27, 2009, Herbert was a client of Oscar's

Life would be a lot easier if everyone was a 'straight shooter' like Herbert